(PUBLIC)

SEC

17005817

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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Point Research & Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Thomas Jefferson Street, NW, Suite 301
(No. and Street)

Washington	DC	20007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS

OATH OR AFFIRMATION

I, Christopher A. Nealon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Point Research & Trading, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Operating Officer

Title

Yana Kobzeva

Notary Public

YANA V. KOBZEVA
Notary Public, District of Columbia
My Commission Expires JUNE 14, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Compass Point Research & Trading, LLC

We have audited the accompanying statement of financial condition of Compass Point Research & Trading, LLC (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Compass Point Research & Trading, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 24, 2017

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$	2,707,705
Due from clearing organizations		1,400,047
Accounts receivable		1,123,674
Securities owned, at fair value		509,895
Prepaid expenses		287,081
Deposit with clearing broker		250,002
Property and equipment, net		226,965
Other assets		169,840
Deferred tax asset		34,531
Total Assets	$	6,709,740
Commitments and Contingencies (Note 5)		
Liabilities and Members' Equity		
Liabilities		
Accrued commissions	$	1,159,439
Deferred rent		674,446
Accounts payable and accrued expenses		456,598
Accrued income taxes		189,640
Total Liabilities		2,480,123
Members' Equity		4,454,617
Employee notes receivable for purchase of membership interest		(225,000)
Total Members' Equity		4,229,617
Total Liabilities and Members' Equity	$	6,709,740

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full service broker-dealer organized under the laws of the State of Delaware. Pursuant to an agreement between the Company and its correspondent clearing broker, Pershing LLC, proprietary and customer securities transactions are introduced and cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of economic useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is organized as limited liability company, however, as of January 1, 2016, has elected to be treated as a corporation for federal and state tax purposes. The Company files a U.S. federal income tax return and is subject to income tax in various states in which it operates. The Company's annual tax provision is determined pursuant to Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Income taxes are calculated using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2016.

RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a cash deposit of $250,000.

The balances shown on the statement of financial condition as receivable from clearing organizations consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurement" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

The Company determines fair values for the following assets and liabilities:

Marketable equity securities —The Company classifies marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices from an exchange are used to value these securities.

Investment fund — The Company classifies its investment in a non-registered investment fund within Level 3 of the fair value hierarchy because it was valued at Net Asset Value (NAV) as determined by the fund.

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

Assets at Fair Value at December 31, 2016

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016:

Assets:	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Investment funds	-	-	254,895	254,895
Marketable equity securities	255,000	-	-	255,000
Total fair value of securities owned	$ 255,000	$ -	$ 254,895	$ 509,895

The Company's policy is to recognize transfers in and transfer out as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels 1, 2 or 3 during the year ended December 31, 2016.

As of December 31, 2016, financial assets classified within Level 3 consisted of $254,895 of investments in one non-registered investment fund priced at NAV. The underlying fund investments as of December 31, 2016 were invested primarily in cash and one Level 1 marketable equity security. The Manager of the investment fund and the Managing Member of the Company are related to the fund via common ownership.

The table below sets forth a summary of changes in fair value for the Company's Level 3 financial asset for the year ended December 31, 2016:

	Investment Fund
Beginning balance as of January 1, 2016	$ 245,398
Purchases	-
Total unrealized gains	9,497
Ending balance as of December 31, 2016	$ 254,895

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2016

	2016
Furniture and fixtures	$ 198,854
Leasehold improvements	133,815
Phone system	45,044
Computer software	28,574
Computer equipment	5,871
Office equipment	4,731
	416,889
Less: accumulated depreciation	(189,924)
	$ 226,965

NOTE 5 – COMMITMENTS AND CONTINGENCIES

REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company entered into a $1,500,000 Revolving Note and Cash Subordination Agreement ("Agreement") with its clearing firm on June 24, 2013, the date of FINRA approval. The Agreement was amended July 1, 2014 to modify the "Credit Line" or "Commitment Amount" not to exceed $2,000,000. The original Agreement "as amended" expired August 31, 2016. The Company subsequently entered into a new agreement (the "New Agreement') on September 15, 2016. The New Agreement increases the Company's credit line to $3,000,000. The Facility Fee remains at a rate of 1.25% per annum.

Each Advance under the terms of the Agreement shall bear interest at a rate per annum equal to an Alternative Base Rate ("ABR") plus Applicable Margin ("Margin"). ABR means, for any day, a fluctuating rate per annum equal to (for that day) the Prime Rate in effect on such day. Margin is defined as 5% per annum. The ABR as of December 31, 2016 was 3.75%. As of December 31, 2016, there was no outstanding balance on the credit line.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES

The Company entered into a new lease (the "Lease Agreement") for office space in Washington, D.C in 2015. The lease term of eleven years will expire on May 01, 2026. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $73,000 with the landlord, which is included in other assets in the statement of financial condition. The security deposit shall be reduced to approximately $37,000 after the expiration of the twelfth month following the rent commencement date of the Lease Agreement. Additionally, per the terms of the Lease Agreement, the Company received lease incentives and a rent abatement. The Company accounts for the lease on a straight line basis over the term of the lease, and also amortizes lease incentives on a straight-line basis as a reduction of rent expense over the term of the lease. The difference between rent expense recorded, and the amount paid, is credited or charged to deferred rent. Deferred rent is included as a separate line item in the accompanying statement of financial condition.

The Company also currently leases office space in New York and Boston. The Company entered into an eighteen month lease in New York on July 01, 2015 for office space that expired December 31, 2016. On September 9, 2016, the Company entered into a new Lease Agreement for office space in New York. The lease term of three years, scheduled to start January 1, 2017, will expire December 31, 2019. Per the terms of the Lease Agreement, the Company will receive two months of rent abatement. The Company will account for the abatement and lease on a straight line basis over the term of the lease. As of December 31, 2016, the Company maintains deposits of approximately $21,000 for the New York space it leased in 2016, and approximately $25,000 for the space it will lease in 2017. All security deposits are included in other assets in the statement of financial condition. The Boston lease scheduled to end February 2016 has subsequently been renewed at the same terms, other than an immaterial increase in rent, and extended to February 2017. The Company maintains a deposit of approximately $5,700 deposit for its Boston office.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future minimum lease payments under all operating leases are as follows:

	Office Space	Office Equipment
2017	$ 573,619	$ 5,340
2018	576,338	5,340
2019	585,371	890
2020	491,853	-
2021	546,696	-
Thereafter	2,343,419	-
Total	$ 5,117,296	$ 11,570

LITIGATION AND CLAIMS

The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's financial condition.

NOTE 6 – MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of a majority of the percentages held by the Company's Members. As of December 31, 2016, the Company had one Managing Member and fourteen Non-Managing Members with ownership interest determined by the number of units owned.

In 2016, two Non-Managing Members left the Company, and $78,000 of member's equity was redeemed. The member redemptions resulted in a reallocation in ownership interest amongst the remaining members on a proportional basis. Subsequently, the Company allowed two new Non-Managing Members to purchase units that are secured by interest bearing notes. The Company also awarded two current Non-Managing Members the opportunity to purchase additional units in exchange for notes receivable.

The units purchased with interest bearing notes in 2016, totaled $225,000. The interest bearing notes receivable, net of principal payments received, are recorded as contra-equity in the Company's statement of members' equity.

NOTE 6 – MEMBERS' EQUITY (CONTINUED)

As of December 31, 2016 the Managing Member's units totaled 612 units or 61.20% of members' equity, and Non-Managing Members units totaled 388 units or 38.80% of members' equity.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions in securities traded to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8 – INCOME TAX

Deferred tax assets are the result of timing differences between book and taxable income and consist solely of deferred rent in the amount of $34,531.

NOTE 9– NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,089,620 which was $1,922,101 in excess of its required net capital of $167,519 and its ratio of aggregate indebtedness to net capital was 1.2025 to 1.